
SEC MAIL
RECEIVED
PROCESSING
SECTION

U.S. SE  MISSION

07007656

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934
and Rule 17a-5 Thereunder

| SEC FILE NO. |
| --- |
| 8-1361 |

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Scott & Stringfellow, Inc

| Official Use Only |
| --- |
| |
| FIRM ID. NO. |

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

909 East Main Street
(No. and Street)

| Richmond | Virginia | 23219 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randall Saufley, Chief Accounting Officer 804-649-3965
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
*(Name -- if individual, state last, first, middle name)*

PricewaterhouseCoopers LLP

| 214 N. Tryon St. Suite 3600 | Charlotte | North Carolina | 28202 |
| --- | --- | --- | --- |
| (ADDRESS) Number and Street | City | State | Zip Code |

PROCESSED
AUG 2 4 2007
THOMSON FINANCIAL

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

***Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

# Oath or Affirmation

I, Randall Saufley, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Scott & Stringfellow, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Randall Saufley
Chief Accounting Officer



Notary Public

My Commission Expires January 31, 2010

This report** contains (check all applicable boxes):



** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
214 N. Tryon Street
Ste 3600
Charlotte NC 28202
Telephone (704) 344 7500
Facsimile (704) 344 4100

**Report of Independent Auditors**

To the Board of Directors and Stockholder of
Scott & Stringfellow, Inc.
(a subsidiary of BB&T Corporation):

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity, liabilities subordinated to claims of general creditors, and cash flows, present fairly, in all material respects, the financial position of Scott & Stringfellow, Inc. (the Company) at December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

PricewaterhouseCoopers LLP

February 27, 2007

# Scott & Stringfellow, Inc.
## Statement of Financial Condition
## December 31, 2006

| **Assets** | | |
|---|---|---|
| Cash | $ | 11,149,491 |
| Cash segregated under federal regulations | | 152,636,747 |
| Securities purchased under agreements to resell | | 236,985,027 |
| Securities owned, at estimated fair value | | 301,959,983 |
| Securities owned, pledged to counterparties, at estimated fair value | | 415,381,833 |
| Securities borrowed | | 6,611,246 |
| Receivable from customers | | 149,696,973 |
| Receivable from brokers, dealers and clearing organizations | | 164,283,959 |
| Furniture, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $25,766,938) | | 6,626,374 |
| Goodwill | | 85,154,874 |
| Notes receivable | | 973,174 |
| Deferred tax asset | | 2,938,654 |
| Other assets | | 49,782,438 |
| Total assets | $ | 1,584,180,773 |
| **Liabilities and stockholder's equity** | | |
| Securities sold under agreements to repurchase | $ | 437,028,097 |
| Securities sold, not yet purchased, at estimated fair value | | 309,767,659 |
| Short-term borrowing with affiliate | | 150,000,000 |
| Other short-term borrowings | | 66,213,000 |
| Payable to customers | | 264,598,168 |
| Payable to brokers, dealers and clearing organizations | | 17,765,914 |
| Payable to fully-disclosed clearing firms | | 312,623 |
| Accrued interest payable | | 3,249,690 |
| Accrued expenses, compensation and other liabilities | | 59,134,087 |
| Total liabilities | | 1,308,069,238 |
| Commitments and contingencies (Notes 16 and 17) | | - |
| Liabilities subordinated to claims of general creditors | | 100,000,000 |
| **Stockholder's equity** | | |
| Common stock, no par value; 2,400,000 shares authorized; 168 shares issued and outstanding | | 842,756 |
| Additional paid-in capital | | 160,953,667 |
| Retained earnings | | 14,315,112 |
| Total stockholder's equity | | 176,111,535 |
| Total liabilities and stockholder's equity | $ | 1,584,180,773 |

The accompanying notes are an integral part of these financial statements.



END